MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2006

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province”, formerly Mountain Province Mining Inc.) is prepared as at August 11, 2006, (and should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the three months ended June 30, 2006 and June 30, 2005, and with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2006. These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

For additional information, reference is made to the Company’s press releases and other information available on the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canada-based resource company which is participating in a joint venture (the “Gahcho Kué Joint Venture”) exploring a diamond deposit located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 44.1% interest in the Gahcho Kué Joint Venture over the AK leases located in the NWT. The Company and its partner, Camphor Ventures, Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. Under the agreement, De Beers Canada has the right to earn up to a 60% interest in the Gahcho Kué Joint Venture by taking the property to commercial production.

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, Mountain Province Mining Inc. changed its name to Mountain Province Diamonds Inc. In the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Gahcho Kué Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Corporation to write-off costs capitalized to date.

Project Technical Study
The Gahcho Kué Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at

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Kennady Lake. This study was of sufficient detail to allow the Gahcho Kué project to advance to mine permitting.

The final results of the study were presented to the Company in June, 2005. Based on the results, the Gahcho Kué Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

Exploration
In January 2006, the Corporation announced details of the advanced exploration program at the Gahcho Kué Diamond project. The focus of the program, which was being managed by the project operator De Beers Canada, was to upgrade the diamond resource of the north lobe of the 5034 kimberlite pipe to the indicated category; improve the Joint Venture’s understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the casing drill operator to successful case the planned holes. Twenty-five of 31 planned core drill holes were completed.

Subsequent to the quarter end, the Company announced on July 26, 2006, that the project operator, De Beers Canada Inc, had commenced a summer core drilling program to complete at least four further core drill holes which De Beers failed to complete during the winter drill campaign.

As currently proposed, the Gahcho Kué project is expected be an open pit mine. Capital costs to construct the mine are estimated by De Beers Canada to be C$ 825 million. Employment of up to 600 people is proposed during the peak of its three-year construction period, and close to 400 people during the operations phase of the mine. Based on the current resource, the project is expected to have a life of 24 years from start of construction to closure, and will produce an average of 3 million carats annually over 15 years of operations.

De Beers Canada, operator of the Gahcho Kué Joint Venture, has provided the following summary of the Gahcho Kué project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)	Average Value (US$/ct) (2)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170	$82.00 $90.00
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153	$70.00 $70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$57.00
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135	$77.00 $70.00

1. Resource cut-off is 1.5mm
2. June 2005 Diamond Trading Centre Price Book in US$

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Subsequent to the quarter end, on July 26, 2006, the Company announced the results of an independent valuation of the Gahcho Kue diamonds conducted by WWW International Diamond Consultants (“WWW”). The results of the valuation are summarized below.

Pipe and Zone	Total Carats	Total Dollars (US)	US$/carat
5034 E_LOBE	1,052	139,987	133
5034 C_LOBE	545	43,714	80
5034 W_LOBE	1,003	79,275	79
5034 Total	2,600	262,977	101

HEARNE	2,508	135,256	54
Tuzo mix of east and west	529	22,600	43

TOTAL	5,637	420,832	75

* Resource cut-off 1.47mm

WWW believes at a 10 percent price improvement will be achievable with cleaning.

In 2005, the Joint Venture retained four leases for the development of the Gahcho Kué project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km respectively, from the Gahcho Kué project), were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004. The Company is currently reviewing options to recommence exploration of the Kelvin and Faraday kimberlites.

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RESULTS OF OPERATIONS

Summary of Quarterly Results

	First Quarter June 30, 2006	Fourth Quarter March 31, 2006	Third Quarter December 31, 2005	Second Quarter September 30, 2005
Interest Income (expense)	$6,075	$5,893	$5,614	$(361)
Expenses	(204,585)	(439,934)	(316,601)	(256,689)
Write-down of long-term investments	-	-	-	(1,080,000)
Net income (loss)	(198,510)	(438,590)	(311,707)	(1,331,781)
Net income (loss) per share (basic)	(0.004)	(0.008)	(0.006)	(0.025)
Cash flow from (used in) operations	(357,541)	(277,929)	(36,035)	(240,581)
Cash and cash equivalents, end of period	989,161	845,452	804,631	738,886
Assets	35,404,815	34,874,288	34,835,554	34,775,760
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

	First Quarter June 30, 2005	Fourth Quarter March 31, 2005	Third Quarter December 31, 2004	Second Quarter September 30, 2004
Interest Income	$1,027	$1,056	$11,251	$283
Expenses	(118,837)	(373,360)	(114,665)	(204,902)
Gain on sale of mineral properties	-	4,226,634	-	-
Write-down of long-term investments	-	(1,860,000)	-	-
Net income (loss)	(117,810)	1,952,020	(99,984)	(165,619)
Net income (loss) per share	(0.002)	0.037	(0.000)	(0.000)
Cash flow from (used in) operations	(172,578)	(192,007)	(234,237)	(181,849)
Cash and cash equivalents, end of period	846,071	1,001,104	1,170,268	732,587
Assets	35,913,588	36,038,157	33,844,665	33,374,711
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Three Months ended June 30, 2006 and June 30, 2005
The Company’s loss for the three months ended June 30, 2006 totaled $198,510 or $0.004 per share (June 30, 2005 loss of $117,810 or $0.002 per share).

During the three month period ended June 30, 2006, operating expenses were $204,585 (June 30, 2005 - $118,837). Consulting fees have increased from the three months ended June 30, 2005 of $30,348 (25.8% of the loss) to $52,323, or 26.4% of the loss for the three months ended June 30, 2006. Directors’ fees, paid semi-annually, in advance, have been recorded for the first half of fiscal March 31, 2007 in the amount of $22,083. The Directors’ fees were approved by the Board in May 2006 retroactively to April 1, 2005, and therefore there is no comparative for the three months ended June 30, 2005.

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Professional fees, at $18,726 for the three months ended June 30, 2006 (9.4% of the loss) include fees paid for outsourced accounting services for the quarter of approximately $6,800 and legal expenses in the normal course of business for approximately $7,400.

Promotion and investor relations expenses for the three months ended June 30, 2006 of $39,207 (19.8% of the loss) include non-recurring charges for website development and other investor relations work for approximately $18,000, as well as a monthly retainer for investor relations services for each of the three months to June 30, 2006.

Transfer agent and regulatory fees of $30,107 for the quarter ended June 30, 2006 reflect increased fees associated with the Company’s listing on the American Stock Exchange (“Amex”).

The Company earned $6,075 of interest income in the quarter ended June 30, 2006 compared to $1,027 for the quarter ended June 30, 2005 as a result of higher cash balances.

SUBSEQUENT EVENT

On July 24, 2006, the Company announced completion of the acquisition of 4,892,750 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 shares of the Company for each 100 Camphor shares, resulting in the issuance of 1,944,868 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $1,386,203 at June 30, 2006 ($808,267 as at June 30, 2005), and cash and cash equivalents of $989,161 ($845,452 at June 30, 2005). The Company had no long-term debt at either June 30, 2006 or June 30, 2005. The Company does not incur any direct costs in connection with the Gahcho Kué Project as De Beers Canada is responsible for all exploration, development, permitting and construction costs to commercial production.

During the quarter, the Company received $776,250 by issuing 555,000 shares upon the exercise of stock options.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

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TRANSACTIONS WITH RELATED PARTIES

On May 10, 2006, the Company entered into a contract with a new Chief Financial Officer (“CFO”) and Corporate Secretary with an effective date of May 11, 2006.

As at June 30, 2006, $23,750 (2005 - nil) was owed to directors of the Company for unpaid directors' fees. Amounts are payable on demand, unsecured and are non-interest bearing.

As at June 30, 2006, $37,500 (2005 - $nil) was accrued or paid to the new President and CEO of the Company for services rendered in the three months ended June 30, 2006.

As at June 30, 2006, $12,621 (2005 - $nil) was accrued or paid to the new CFO of the Company for services rendered from May 11, 2006 until June 30, 2006.

As at June 30, 2006, $nil (2005 - $9,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

These transactions were in the normal course of operations.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

The Company made no changes to its accounting policies or practices during the quarter.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

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There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with both the President, CEO and director, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On August 11, 2006, there were 55,575,715 shares issued and 505,000 stock options outstanding expiring from December 21, 2006 to January 30, 2011. There are an unlimited number of common shares without par value authorized to be issued by the Company.

In the quarter, the Company received $776,250 from the exercise of 555,000 stock options.

On July 24, 2006, the Company issued 1,944,868 common shares in exchange for 4,892,750 common shares of Camphor Ventures Inc. (see Subsequent event section above).

DISCLOSURE CONTROLS AND PROCEDURES

Management has ensured that there are disclosure controls and procedures which provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. Management believes these disclosure controls and procedures have been effective during the period ended June 30, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

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